Mr. Joseph M. Kempf

Senior Staff Accountant

Securities and Exchange Commission

Mail Stop 3720

CF/AD11

100 F St. NE

Washington, DC 20549-3561

March 27, 2007

Re. Jackson Hewitt Tax Service Inc.

SEC File No. 1-32215

Comment Letter Dated March 19, 2007

Dear Mr. Kempf:

This letter is to confirm our telephonic request to extend the due date in the above mentioned matter to April 6. I look forward to your written acceptance of this request.

Should you have any questions, please contact me at (973) 630-0811. I can also be reached by fax at (973) 630-0812. Thank you for your consideration.

Sincerely,

/s/ CORRADO DEPINTO
Corrado DePinto
Vice President and Controller